March 28, 2019

Sing Wang
Chief Executive Officer
CM Seven Star Acquisition Corporation
Suite 1306, 13/F, AIA Central, Connaught Road
Central, Hong Kong

       Re: CM Seven Star Acquisition Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed November 21, 2018
           File No. 001-38261

Dear Mr. Wang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Giovanni Caruso